UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 11, 2025

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700

(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 2.02 Results of Operations and Financial Condition

On February 11, 2025, the Federal Home Loan Bank of Chicago (the Bank) issued a press release to report selected preliminary unaudited financial results for the year ended December 31, 2024. The full text of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this Report).

The information being furnished pursuant to Items 2.02 on this Report and the information contained in Exhibit 99.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance of dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, legislative and regulatory developments that affect the Bank or its members, instability in the credit and debt markets, economic conditions, prolonged inflation, or recession, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), any decrease in the Bank's levels of business which may negatively impact its results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, the impact of geopolitical uncertainties or conflicts, changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, the Bank's ability to retain and recruit qualified personnel, the Bank's ability to protect the security of its information systems and manage any failures, interruptions, or breaches, and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at fhlbc.com or through the SEC's reporting website. The Bank assumes no obligation to update any forward-looking statements made in this Report.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is furnished herewith:

Exhibit No.	Description
99.1	Press release, dated February 11, 2025
104	Cover Page Interactive Data File (Formatted as inline XBRL)

**Signature(s)**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Federal Home Loan Bank of Chicago**

Date: February 11, 2025   By: /s/ Virxhini Gjonzeneli

                                              Virxhini Gjonzeneli

                                              Executive Vice President and Chief Financial Officer

EXHIBIT 99.1



FOR IMMEDIATE RELEASE

CONTACT: Heather Bockstruck, 312.565.5282
hbockstruck@fhlbc.com

FHLBank Chicago Announces 2024 Financial Highlights
Net income of $620 million, with $168 million in contributions to support affordable housing and community investment

Chicago – February 11, 2025 – The Federal Home Loan Bank of Chicago (FHLBank Chicago) today announced its preliminary and unaudited financial results for 2024.

FHLBank Chicago expects to report net income of $620 million for 2024 when it files the Form 10-K with the Securities and Exchange Commission (SEC) next month. In 2024, FHLBank Chicago recognized $70 million through its Affordable Housing Program to be awarded through its members as affordable housing development grants to increase the housing supply or disbursed as down payment assistance grants to make homeownership more accessible in 2025. In 2024, FHLBank Chicago provided an additional $98 million in community investment and economic development grants and subsidized low-cost advances to members. In total, FHLBank Chicago provided $168 million in 2024 to support the affordable housing and economic development needs of its members, helping to create thriving communities across Illinois and Wisconsin.

"Over the past year, our financial strength enabled FHLBank Chicago to innovate and expand our products and programs to create stronger communities in partnership with our member financial institutions." said Michael Ericson, president and chief executive officer of FHLBank Chicago. "We remain committed to supporting our members through all economic cycles, providing reliable, short-term liquidity and long-term funding to support housing finance and community investment."

2024 Financial Highlights
- Net income was $620 million, compared to $660 million for 2023, driven by decreased advance balances in 2024 and an increase in noninterest expense.
- Noninterest expense was $357 million, an increase of $71 million compared to 2023. The increase was largely driven by increased contributions of $98 million to housing and community development initiatives, compared to $28 million for 2023.
- Total assets increased to $129.1 billion, compared to $118.4 billion at December 31, 2023, with the change primarily due to an increase in the liquidity portfolio.
- Advances outstanding decreased to $55.8 billion, compared to $65.3 billion at December 31, 2023. This decrease was mostly due to depository members experiencing lower funding needs on their balance sheets along with reduced loan demand, which resulted in paydowns. Advances maturing with a former captive insurance company member also contributed to this decrease.
- Mortgage loans held in portfolio through the Mortgage Partnership Finance® (MPF®) Program increased to $13.3 billion, compared to $11.4 billion at December 31, 2023, primarily attributable to new acquisition volume that outpaced paydown activity.

For more financial details, please refer to the Condensed Statements of Income and Statements of Condition below. FHLBank Chicago's Form 10-K for the year ending December 31, 2024 is expected to be filed with the SEC next month.

EXHIBIT 99.1



Success in Housing and Community Development

- Over $1.9 billion was funded in below-market rate Community Housing Advances, Community Development Advances and Community Small Business Advances through year-end 2024 to support over 7,300 housing units and more than 7,800 jobs.

- The Community Impact Advance Pilot Program was established in 2024 to amplify and incentivize select affordable housing and community development activities, and over $550 million was funded through year-end 2024.

- Through the Affordable Housing Program (AHP) General Fund, over $47 million in grants were awarded to help finance 35 affordable housing projects in 2024. In partnership with 24 member financial institutions, these funds will support the acquisition, rehabilitation, and new construction of more than 1,300 housing units.

- More than $42 million was disbursed through the Downpayment Plus® (DPP®) Program in 2024 to provide downpayment and closing cost assistance to over 4,400 homebuyers in partnership with 223 member financial institutions.

- Over $16 million was awarded through the Community First® grant programs in 2024 to assist the growth and development of more than 500 small businesses, expand access to homebuying counseling to 29 organizations, and provide over 60 internships and fellowships across 14 organizations focused on affordable housing development.

EXHIBIT 99.1



Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	December 31, 2024		December 31, 2023		Change
Cash and due from banks, interest-bearing deposits, federal funds sold, and securities purchased under agreements to resell	$	29,715	$	14,472	105 %
Investment debt securities		29,560		26,405	12 %
Advances		55,847		65,306	(14)%
MPF Loans held in portfolio, net of allowance for credit losses		13,320		11,410	17 %
Other		670		791	(15)%
Assets	$	129,112	$	118,384	9 %
Consolidated obligation discount notes	$	36,739	$	28,109	31 %
Consolidated obligation bonds		81,859		80,389	2 %
Other		1,894		1,746	8 %
Liabilities		120,492		110,244	9 %
Capital stock		3,267		3,277	— %
Retained earnings		5,311		4,979	7 %
Accumulated other comprehensive income (loss)		42		(116)	136 %
Capital		8,620		8,140	6 %
Total liabilities and capital	$	129,112	$	118,384	9 %
Member standby letters of credit - off-balance sheet	$	12,908	$	12,601	2 %

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the years ended December 31,							
		2024		2023 [a]	Change		2022	Change
Interest income	$	6,925	$	7,306	(5)%	$	2,536	188 %
Interest expense		(5,965)		(6,336)	(6)%		(1,859)	241 %
Net interest income		960		970	(1)%		677	43 %
Reversal of (provision for) credit losses		(2)		(1)	100 %		(2)	(50)%
Net interest income after reversal of (provision for) credit losses		958		969	(1)%		675	44 %
Noninterest income (loss)		89		52	71 %		32	63 %
Noninterest expense		(357)		(286)	25 %		(244)	17 %
Income before assessments		690		735	(6)%		463	59 %
Affordable Housing Program assessment		(70)		(75)	(7)%		(48)	56 %
Net income	$	620	$	660	(6)%	$	415	59 %
Average interest-earning assets	$	127,332	$	138,626	(8)%	$	109,138	27 %
Net interest income yield on average interest-earning assets		0.75 %		0.70 %	0.05 %		0.62 %	0.08 %

[a] Certain amounts in the prior periods have been reclassified to conform to the current period presentation.

EXHIBIT 99.1



About the Federal Home Loan Bank of Chicago

FHLBank Chicago is a regional bank in the Federal Home Loan Bank System. FHLBanks are government-sponsored enterprises created by Congress to ensure access to low-cost funding for their member financial institutions, with a focus on providing solutions that support the housing and community development needs of members' customers. FHLBank Chicago is a self-capitalizing cooperative, owned by its Illinois and Wisconsin members, including commercial banks, credit unions, insurance companies, savings institutions and community development financial institutions. To learn more about FHLBank Chicago, please visit fhlbc.com.

"Community First", "Downpayment Plus", "DPP", "Mortgage Partnership Finance", and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

Forward-Looking Information: This announcement uses forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than statements of historical fact, including statements with respect to beliefs, plans, objectives, projections, estimates, or predictions. These statements are based on FHLBank Chicago's expectations as of the date hereof. The words "believe", "estimate", "expect", "preliminary", "continue", "remain", "commit", and similar statements and their plural and negative forms are used to identify some, but not all, of such forward-looking statements. For example, statements about future dividends and expectations for financial commitments are forward-looking statements. FHLBank Chicago cautions that, by their nature, forward-looking statements involve risks and uncertainties, including, but not limited to: legislative and regulatory developments; instability in the credit and debt markets; economic conditions (including banking industry developments and liquidity in the financial system); political, national and world events; changes in demand for advances or consolidated obligations; membership changes; the reliability of projections, assumptions, and models of future financial performance and condition; FHLBank Chicago's ability to execute its business model and pay future dividends; FHLBank Chicago's ability to protect the security of information systems and manage any failures, interruptions, or breaches; and the risk factors set forth in FHLBank Chicago's periodic filings with the Securities and Exchange Commission (SEC), which are available through the SEC's reporting website. FHLBank Chicago assumes no obligation to update any forward-looking statements made herein. In addition, the FHLBank Chicago reserves the right to change its business plan or plans for any programs for any reason, including but not limited to, legislative or regulatory changes, changes in membership or member usage of programs, or changes at the discretion of the board of directors. Accordingly, FHLBank Chicago cautions that actual results could differ materially from those expressed or implied in these forward-looking statements or could impact the extent to which a particular plan, objective, projection, estimate or prediction is realized. New factors may emerge, and it is not possible to predict the nature of each new factor, or assess its potential impact. Given these uncertainties, undue reliance should not be placed on forward-looking statements.

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